Exhibit 3.1

GLOBAL INDEMNITY GROUP, LLC

SHARE DESIGNATION

WITH RESPECT TO THE

SERIES A CUMULATIVE FIXED RATE

PERPETUAL PREFERRED SHARES

This SHARE DESIGNATION (the “Share Designation”) of GLOBAL INDEMNITY GROUP, LLC, a Delaware limited liability company (the “Company”), is effective as of the Effective Time (as defined below). Capitalized terms used in this Share Designation without definition shall have the respective meanings ascribed thereto in the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of August 28, 2020, as it may be amended, supplemented or restated from time to time (the “LLC Agreement”).

RECITALS

WHEREAS, Global Indemnity Limited, a Cayman Islands exempted company limited by shares (“GI Cayman”), has consummated a scheme of arrangement and amalgamation, pursuant to which, at the effective time thereof, GI Cayman merged with and into New CayCo, a Cayman Islands exempted company with limited liability (“New CayCo”) and a wholly owned subsidiary of the Company, with New CayCo continuing as the surviving entity of the merger, and, in consideration therefor, the existing shares of GI Cayman were cancelled and the Company issued to the holders of GI Cayman ordinary shares immediately prior to the merger as set forth therein, and pursuant to the scheme of arrangement and amalgamation, GI Cayman was dissolved (collectively, the “Scheme of Arrangement”), such that, upon the Scheme of Arrangement becoming effective, the existing shareholders of GI Cayman became shareholders of the Company;

WHEREAS, prior to consummation of the Scheme of Arrangement, the board of directors of GI Cayman determined that it would be in the best interests of the shareholders of the Company following the effective time of the Scheme of Arrangement (the “Scheme Effective Time”) for the Company to be treated as a partnership for U.S. federal income tax purposes prior to the Scheme Effective Time, and GI Cayman, in its capacity as the sole member of the Company, adopted that certain Interest Designation for the Series A Cumulative Fixed Rate Perpetual Preferred Interests (the “Series A Preferred Interests” and such Interest Designation, the “Interest Designation”) and the Company entered into that certain Preferred Interest Purchase Agreement dated as of August 27, 2020 by and between the Company and Wyncote LLC, pursuant to which the Company issued and sold 4,000 Series A Preferred Interests (the “Preferred Interest Purchase Agreement”);

WHEREAS, in connection with, and in anticipation of, the Scheme of Arrangement, GI Cayman, as the sole member of the Company, adopted the LLC Agreement to become effective at the Effective Time to govern the affairs of the Company and the conduct of its business from and after the Effective Time; and

WHEREAS, pursuant to Section 3.2(f) of the LLC Agreement, the Board has adopted this Share Designation to amend and restate in its entirety the Interest Designation and set forth the designation, rights, preferences, powers, duties, restrictions, limitations and obligations of the Series A Cumulative Fixed Rate Perpetual Preferred Shares from and after the Effective Time, including the Series A Preferred Interests issued pursuant to the Preferred Interest Purchase Agreement prior to the Scheme Effective Time and previously governed by the Interest Designation.

NOW, THEREFORE, BE IT RESOLVED, that the LLC Agreement is hereby amended, supplemented and modified to establish the Series A Cumulative Fixed Rate Perpetual Preferred Shares of the Company and to establish and fix and herein state and express the designation, rights, preferences, powers, duties, restrictions, limitations, and obligations of such Series A Cumulative Fixed Rate Perpetual Preferred Shares.

Section 1. Designation. The Series A Cumulative Fixed Rate Perpetual Preferred Shares (the “Series A Preferred Shares”) are hereby designated and created as a series of Preferred Shares of the Company. The Series A Preferred Shares shall constitute limited liability company interests in the Company for all purposes of the Act. The number of Shares constituting such Series A Preferred Shares shall be 4,000. The designation, rights, preferences, powers, duties, restrictions, limitations and obligations of the Series A Preferred Shares shall be as set forth herein, and each holder of Series A Preferred Shares shall be entitled to all of the rights and preferences of the Series A Preferred Shares represented thereby. For the avoidance of doubt, this Share Designation shall govern the terms of the Series A Preferred Interests issued prior to the Scheme Effective Time pursuant to the Preferred Interests Purchase Agreement, it being understood that all such Series A Preferred Interests shall, from and after the Effective Time, constitute Series A Preferred Shares under the LLC Agreement and this Share Designation.

Section 2. Defined Terms. For purposes hereof, the following terms shall have the following meanings.

“Capital Account” has the meaning set forth in Section 4.

“Change of Control” means the occurrence of one of the following, whether in one transaction or a series of related transactions, in each case other than the Scheme of Arrangement and the transactions contemplated thereby:

(a) any “person” or “group” (as such terms are defined in Sections 13(d) and 14(d) of the Exchange Act), other than any “person” or “group” that is (or is a member of a “group” that constitutes) a Class B Majority Shareholder immediately prior to such transaction or transactions, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of a majority of the total voting power represented by the Company’s outstanding equity interests, other than as a result of a transaction in which the holders of equity interests that represented 100% of the total voting power represented by the Company’s outstanding equity interests immediately prior to such transaction continue to own (in substantially the same proportion relative to each other as immediately prior to such transaction) directly or indirectly at least a majority of the total voting power of the surviving Person or its Parent Entity immediately following such transaction;

(b) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or any recapitalization, reclassification or other transaction in which all or substantially all of the equity interests of the Company are exchanged for or converted into cash, securities or other property, other than a transaction following which, in each case, holders of equity interests that represented 100% of the total voting power represented by the Company’s outstanding equity interests immediately prior to such transaction continue to own (in substantially the same proportion relative to each other as immediately prior to such transaction) directly or indirectly at least a majority of the total voting power of the surviving Person in such transaction or its Parent Entity immediately following such transaction; or

(c) the sale, exchange or other disposition of all or substantially all of the Company’s assets to any Person (other than a direct or indirect wholly owned Subsidiary of the Company or a Person that is, or an Affiliate of, a Class B Majority Shareholder); provided, however, that (i) a mortgage, pledge, hypothecation or grant of a security interest in all or substantially all of the assets of the Company in respect of any indebtedness or other obligations of the Company shall not constitute a “Change of Control”, (ii) for purposes of this clause (c), “substantially all” means assets having a net book value (after taking into account any liabilities to which such assets are subject) equal to or greater than eighty percent (80%) of the total Shareholders’ equity of the Company, as set forth on the latest annual or quarterly consolidated balance sheet of the Company filed with the Commission and (iii) any transaction in the ordinary course of the Company’s business shall not constitute a “Change of Control”.

“Change of Control Put Notice” has meaning set forth in Section 9.1.

“Change of Control Redemption Price” has meaning set forth in Section 9.1.

“Company” has the meaning set forth in the Preamble.

“Deficit Distribution Amount” has the meaning set forth in Section 5.1(c).

“Distribution Date” means, the 15th day of March, June, September and December of each year, commencing on September 15, 2020; provided that, if any such date falls on a day that is not a Business Day, any distribution contemplated to occur on such date will occur on the first Business Day following such date (without accrual).

“Effective Time” shall have the meaning set forth in the LLC Agreement.

“Excess Distribution Amount” has the meaning set forth in Section 5.1(e).

“GI Cayman” has the meaning set forth in the Recitals.

“Initial Issuance Date” means August 27, 2020.

“Liquidation Preference” means, with respect to the Series A Preferred Shares on any given date, one thousand ($1,000) U.S. dollars per Series A Preferred Share (as adjusted for any stock splits, stock dividends, recapitalizations, or similar transactions with respect to the Series A Preferred Shares).

“LLC Agreement” has the meaning set forth in the Preamble.

“New CayCo” has the meaning set forth in the Recitals.

“Nonpayment Event” has the meaning set forth in Section 10.3(a).

“Parent Entity” means, with respect to any Person, any other Person of which such first Person is a direct or indirect wholly owned Subsidiary.

“Preferred Interest Purchase Agreement” has the meaning set forth in the Recitals.

“Preferred Shares Directors” has the meaning set forth in Section 10.3(a).

“Preferred Shares Shareholder” means each holder of Series A Preferred Shares in its capacity as a holder of such Series A Preferred Shares.

“Priority Return” has the meaning set forth in Section 5.1(a).

“Redeemable Shares” means Series A Preferred Shares for which a Redemption Notice has been given pursuant to Section 7.2(a).

“Redemption Date” has the meaning set forth in Section 7.2(a).

“Redemption Notice” has the meaning set forth in Section 7.2(a).

“Scheme Effective Time” has the meaning set forth in the Recitals.

“Scheme of Arrangement” has the meaning set forth in the Recitals.

“Series A Preferred Interests” has the meaning set forth in the Recitals.

“Series A Preferred Shares” has the meaning set forth in Section 1.

“Share Designation” has the meaning set forth in the Preamble.

“Share Redemption Price” has the meaning set forth in Section 7.1.

“Targeted Priority Return” means, with respect to any Series A Preferred Share as of any date, an amount, determined as of such date, equal to eleven percent (11%) per annum of the sum of the Unreturned Liquidation Preference plus any previously accumulated Unpaid Targeted Priority Return (compounded quarterly at eleven percent (11%) per annum).

“Unpaid Priority Return” means, with respect to any Series A Preferred Share as of any date, an amount equal to the aggregate amount of Priority Return accrued for such Series A Preferred Share from the Initial Issuance Date through such date (treating the Priority Return accrued for any fiscal year as though it accrued ratably across each quarter of such fiscal year) reduced by the aggregate amount of any cash distributions previously made in respect of such Series A Preferred Share pursuant to Section 5.1(b).

“Unpaid Targeted Priority Return” means, with respect to any Series A Preferred Share, an amount equal to the excess, if any of (i) the aggregate Targeted Priority Return measured from the Initial Issuance Date over (ii) the aggregate amount of cash distributions previously made in respect of such Series A Preferred Share pursuant to Section 5.1(b) in respect of such Series A Preferred Share as calculated immediately after each Distribution Date.

“Unreturned Liquidation Preference” means, with respect to any Series A Preferred Share, such amount equal to the Liquidation Preference in respect of such Series A Preferred Share reduced by any Excess Distribution Amount that remains outstanding.

Section 3. Ranking.

3.1 For all purposes with respect to the payment of dividends, redemption rights and rights upon liquidation or dissolution of the Company, whether voluntary or involuntary, unless otherwise expressly set forth in this Share Designation, the Series A Preferred Shares shall rank: (a) senior to the Common Shares and any class or series of preferred Shares that by its terms is designated as ranking junior to the Series A Preferred Shares; (b) pari passu with any other class or series of preferred Shares that by its terms is designated as ranking equal to the Series A Preferred Shares or does not state that it is junior or senior to the Series A Preferred Shares; and (c) junior to any class or series of preferred Shares that is expressly designated as ranking senior to the Series A Preferred Shares (subject to receipt of any requisite consents prior to any such issuance).

3.2 For the avoidance of doubt, the Series A Preferred Shares represent limited liability company interests in the Company and all rights of Preferred Share Shareholders shall be subject and subordinated to the obligations of the Company with respect to any existing or future indebtedness of the Company, and may be contractually subordinated in right of payment to all obligations of the Company with respect to any such indebtedness. The Series A Preferred Shares shall not represent any interest in any Subsidiary of the Company and may be structurally subordinated in right of payment to all obligations of such Subsidiaries, including all existing and future policyholder obligations of such Subsidiaries.

Section 4. Capital Accounts. In accordance with the terms of the LLC Agreement, there shall be established on the books and records of the Company a separate capital account (a “Capital Account”) for each Preferred Shares Shareholder. Each Preferred Shares Shareholder’s initial Capital Account shall be equal to the amount set forth opposite such Preferred Shares Shareholder’s name as set forth in the books and records of the Company and each such Preferred Shares Shareholder’s Capital Account shall be maintained by the Company.

Section 5. Distributions.

5.1 Notwithstanding Section 4.3 of the LLC Agreement:

(a) Each Series A Preferred Share shall entitle the holder thereof to a priority return (a “Priority Return”) each fiscal year equal to the lesser of (i) the excess of (A) the aggregate Targeted Priority Return for such Series A Preferred Share measured from the Initial Issuance Date through and including the end of the applicable fiscal year over (B) the aggregate amount of Priority Return measured from the Initial Issuance Date through and including the end of the previous fiscal year and (ii) the quotient obtained by dividing the Net Income of the Company for such fiscal year by the number of Series A Preferred Shares outstanding as of the Distribution Date.

(b) On each Distribution Date, the Company shall make a distribution to each holder of Series A Preferred Shares out of, and subject to a determination by the Board that the Company has on the applicable Distribution Date, funds legally available therefor, payable in cash only, in an amount equal to the estimated amount necessary to reduce the Unpaid Priority Return of each Series A Preferred Share immediately after such Distribution Date to zero. All such distributions shall be made pro rata in relation to each such Series A Preferred Share’s Unpaid Priority Return.

(c) For purposes of determining Net Income for each fiscal year in connection with the distributions to be paid on each Distribution Date, the Board shall estimate Net Income for the applicable year as of the applicable Distribution Date and (i) if the actual Net Income for any fiscal year determined in accordance with the LLC Agreement is less than the Net Income for such fiscal year as estimated for purposes of any Distribution Date and, as a result, a holder of Series A Preferred Shares received during such fiscal year (on one or more Distribution Dates), a distribution pursuant to Section 5.1(b) in excess of what such holder would have received pursuant to Section 5.1(a) if such Priority Return was based on the actual Net Income for such fiscal year (an “Excess Distribution Amount”), such Excess Distribution Amount shall be considered for all purposes to have been an advance made to such holder of Series A Preferred Shares and future distributions made to such holder in respect of such Series A Preferred Shares shall be reduced by such Excess Distribution Amount on a dollar per dollar basis until the Excess Distribution Amount is reduced to zero ($0) and (ii) if the estimated Net Income for any fiscal year is more than the actual Net Income for such fiscal year and as a result, a holder of Series A Preferred Shares received during such fiscal year (on one or more Distribution Dates), a Priority Return that was less than what such holder would have received pursuant to Section 5.1(a) if such Priority Return was based on the actual Net Income for such fiscal year (a “Deficit Distribution Amount”), such Deficit Distribution Amount shall be considered, for all purposes, Unpaid Priority Return, which shall be deemed to have begun to accrue in such fiscal year in which such Deficit Distribution Amount relates.

(d) The Company will calculate Targeted Priority Return on the basis of a three hundred sixty (360)-day year consisting of twelve (30)-day months. U.S. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half (1/2) cent being rounded upward.

(e) So long as there is any Unpaid Targeted Priority Return, no cash distributions with respect to Shares ranking pari passu with or junior to the Series A Preferred Shares may be made, and no repurchases or redemptions of any such pari passu or junior Shares may be made for cash, without the affirmative vote or consent of the holders of at least 66.67% of the aggregate Unreturned Liquidation Preference represented by the issued and outstanding Series A Preferred Shares; provided that, for the avoidance of doubt, the restrictions set forth in this Section 5.1(e) shall not apply to any distributions made to the Shareholders in connection with the voluntary or involuntary liquidation, dissolution or winding up of the Company, which shall be made in accordance with Section 8 and the applicable provisions of the LLC Agreement .

(f) With respect to Series A Preferred Shares that are redeemed, distributions on such Series A Preferred Shares shall cease to accrue after the applicable Redemption Date, unless the Company defaults on the payment of the redemption price of any such Series A Preferred Shares called for redemption.

(g) Subject to the terms and conditions set forth in this Share Designation, distributions may be declared and paid on the Common Shares and other Shares ranking junior to the Series A Preferred Shares from time to time out of funds legally available therefor, and the Preferred Shares Shareholders will not be entitled to participate in any such distributions in respect of the Series A Preferred Shares that such Preferred Share Shareholders hold.

Section 6. Allocations. Net Income (Loss) (including items of income, gain, loss, deduction and credit thereof) of the Company for each fiscal year shall be allocated to each Shareholder among the Capital Accounts of the Shareholders in a manner that as closely as possible gives economic effect to the manner in which distributions are made to the Shareholders pursuant to the distribution and liquidation provisions of this Share Designation and the provisions of Section 4.3 and Section 8.3 of the LLC Agreement. Subject to the foregoing, Net Loss of the Company for each fiscal year shall be allocated first to the Capital Accounts of holders of Common Shares and any holders of junior Preferred Shares, in each case, in respect of such Common Shares or junior Preferred Shares held by such holder, in accordance with Section 4.2 of the LLC Agreement until such holders’ Capital Accounts have been reduced to zero ($0) U.S. dollars solely with respect to such Common Shares and junior Preferred Shares such holder holds, with only then any remaining Net Loss allocated to holders of the Series A Preferred Shares in respect of such holder’s Series A Preferred Shares.

Section 7. Optional Redemption.

7.1 The Series A Preferred Shares may not be redeemed (in whole or in part) by the Company prior to the fifth (5th) anniversary of the Initial Issuance Date thereof. From and after the fifth (5th) anniversary of the Initial Issuance Date of the Series A Preferred Shares, the Series A Preferred Shares shall be redeemable for cash at the Company’s option in whole (but not in part), from time to time, at a redemption price per Series A Preferred Share, equal to the sum of (x) the Unreturned Liquidation Preference with respect to such Series A Preferred Shares, plus (y) the Unpaid Targeted Priority Return with respect to such Series A Preferred Shares, in each case of subsection (x) and (y), calculated up to, and including, the Redemption Date (the “Share Redemption Price”). At any time when a majority of the outstanding Series A Preferred Shares are held by a Class B Majority Shareholder (or any member of a “group” (as defined in the Exchange Act) that constitutes a Class B Majority Shareholder) or any Affiliate of a Class B Majority Shareholder, the Series A Preferred Shares shall not be redeemed by the Company without prior approval of such redemption by a majority of the members of the Conflicts Committee.

7.2 Any redemption of Series A Preferred Shares by the Company permitted under Section 7.1 shall be conducted in accordance with this Section 7.2.

(a) The Company shall, no later than thirty (30) days before the date fixed for redemption, give notice of redemption to each Preferred Shares Shareholder at its last address designated on the records of the Company, by registered or certified mail, postage prepaid, or overnight courier of national reputation (a “Redemption Notice”). The Redemption Notice shall be deemed to have been given when so mailed and shall specify the number of Series A Preferred Shares held by such Preferred Shares Shareholder that are subject to such redemption, the date fixed for redemption (the “Redemption Date”), the Share Redemption Price, the place of payment, that payment of the redemption price will be made upon the redemption of the Redeemable Shares and that on and after the Redemption Date no further allocations or distributions to which such Preferred Shares Shareholder would otherwise be entitled to in respect of the Redeemable Shares will accrue or be made, unless the Company defaults on the payment of the Interest Redemption Price of any such Series A Preferred Shares called for redemption, in which case only such Series A Preferred Shares that were the subject of such payment default shall not be considered redeemed and shall continue to remain outstanding and continue to have the rights, preferences, powers, duties, restrictions, limitations and obligations of Series A Preferred Shares, including to allocations and distributions as provided herein, until such Series A Preferred Shares have been redeemed by the Company pursuant to the terms hereof.

(b) After the Redemption Date, the Redeemable Shares shall no longer constitute a Share in the Company that is reflected as outstanding on the Company’s books and records, unless the Company defaults on the payment of the Interest Redemption Price of any such Series A Preferred Shares called for redemption, in which case only such Series A Preferred Shares that were the subject of such payment default shall not be considered redeemed and shall continue to remain outstanding and have the rights, preferences, powers, duties, restrictions, limitations and obligations of Series A Preferred Shares, as provided herein, up until such Series A Preferred Shares have been redeemed by the Company pursuant to the terms hereof.

7.3 Any redemption of the Series A Preferred Shares made by the Company pursuant to this Section 7 shall be effected only out of funds legally available for such purpose.

Section 8. Liquidation Rights.

8.1 Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series A Preferred Shares shall be entitled to receive, out of the assets of the Company legally available for distribution to the Shareholders, before any distribution is made to holders of Common Shares or any other shares ranking junior to the Series A Preferred Shares, a liquidating distribution in an amount equal to the sum of the Unpaid Priority Return and the Unreturned Liquidation Preference with respect to such Series A Preferred Share. After payment to the holders of Series A Preferred Shares of the full amount of the liquidating distributions to which the holders of Series A Preferred Shares are entitled, the holders of Series A Preferred Shares shall not have any right or claim in respect of the Series A Preferred Shares or to any of the Company’s remaining assets.

8.2 Distributions to holders of Series A Preferred Shares shall be made only to the extent that the Company’s assets are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any securities ranking senior to the Series A Preferred Shares. If, in the event of a liquidation, dissolution or winding up of the Company, the Company is unable to pay in full liquidating distributions to the holders of Series A Preferred Shares in accordance with the foregoing provisions of this Section 8 and to pay all holders of securities ranking pari passu to the Series A Preferred Shares in accordance with the terms thereof, then the Company shall distribute its assets to those holders ratably in proportion to the liquidating distributions which they would otherwise have received.

8.3 For purposes of this Share Designation, subject to Section 9, the Company’s merger or consolidation with or into any other entity or by another entity with or into the Company, or the sale, lease, exchange or other transfer of all or substantially all of the Company’s assets (for cash, securities or other consideration) shall not be deemed a liquidation, dissolution or winding up of the Company. If the Company enters into any merger or consolidation transaction with or into any other entity and the Company is not the surviving entity in such transaction, then the Series A Preferred Shares may be converted into equity interests of the surviving or successor entity or the direct or indirect parent of the surviving or successor entity having terms identical to the terms of the Series A Preferred Shares.

Section 9. Change of Control.

9.1 Upon the occurrence of a Change of Control, each holder of the Series A Preferred Shares may, at its election and upon written notice to the Company (a “Change of Control Put Notice”) require the Company to redeem all (but not less than all) of such holder’s Series A Preferred Shares at a redemption price per Series A Preferred Share equal to the sum of (a) the Unreturned Liquidation Preference in respect of such Series A Preferred Share, plus (b) the Unpaid Priority Return in respect of such Series A Preferred Share, in the case of each of clauses (a) and (b) of this sentence, calculated through the date of the occurrence of such Change of Control (the “Change of Control Redemption Price”). The Company shall provide each holder of Series A Preferred Shares notice of (i) the occurrence of any Change of Control and (ii) the execution by the Company or its Parent Entity of a definitive agreement providing for any Change of Control, in the case of each of clauses (i) and (ii), as promptly as reasonably practicable, and in any event within two Business Days of such event. To receive the Change of Control Redemption Price, any holder of the Series A Preferred Shares must surrender to the Company or its transfer agent, in accordance with instructions delivered by the Company, the Series A Preferred Shares subject to such Change of Control Put Notice.

9.2 After delivery of a Change of Control Put Notice, the Series A Preferred Shares subject to such Change of Control Put Notice shall no longer constitute a Share in the Company that is reflected as outstanding on the Company’s books and records, unless the Company defaults on the payment of the Change of Control Redemption Price of any such Series A Preferred Shares required to be redeemed, in which case only such Series A Preferred Shares that were the subject of such payment default shall not be considered redeemed and shall continue to remain outstanding and have the rights, preferences, powers, duties, restrictions, limitations and obligations of Series A Preferred Shares, as provided herein, up until such Series A Preferred Shares have been redeemed by the Company pursuant to the terms hereof.

9.3 Any redemption of the Series A Preferred Shares made by the Company pursuant to this Section 9 shall be effected only out of funds legally available for such purpose. If the Company does not have sufficient funds legally available for such purpose, the Company shall (a) redeem, pro rata among the holders of Series A Preferred Shares, a number of Series A Preferred Shares with an aggregate Change of Control Redemption Price equal to the amount of funds legally available for such purpose and (b) redeem any Series A Preferred Shares not redeemed because of the foregoing limitations at the applicable Change of Control Redemption Price as soon as practicable after the Company is able to make such redemption out of funds legally available for such purpose.

Section 10. Voting Rights; Director Appointment and Other Rights.

10.1 Non-Voting. Except as otherwise expressly set forth in this Share Designation, Series A Preferred Shares shall not entitle the holder thereof to vote on any matter upon which Shareholders are permitted or have the right to vote under the LLC Agreement or the Act, including with respect to any merger, consolidation or similar transaction involving the Company, any dissolution or winding up of the affairs of the Company and any amendment to this Agreement or the Certificate of Formation.

10.2 Certain Consents and Approvals. Notwithstanding Section 10.1, the affirmative vote or consent of the holders of at least 66.67% of the aggregate Unreturned Liquidation Preference represented by the issued and outstanding Series A Preferred Shares shall be required for (a) the authorization or issuance of any class or series of Shares (or security convertible into or exchangeable for Shares) ranking senior to the Series A Preferred Shares as to distribution rights or rights upon the Company’s liquidation, winding up or dissolution and (b) amendments to the LLC Agreement that would materially adversely affect the rights of holders of the Series A Preferred Shares.

10.3 Board Designation Rights.

(a) Notwithstanding Section 10.1, whenever the Unpaid Targeted Priority Return with respect to any Series A Preferred Share shall have exceeded zero (0) immediately following six (6) or more Distribution Dates, whether or not such Distribution Dates occur consecutively (collectively, a “Nonpayment Event”), the holders of the Series A Preferred Shares shall be, as of such date, entitled to appoint a total of two (2) additional members to the Board (the “Preferred Shares Directors”) by the affirmative vote or consent of the holders of at least 66.67% of the aggregate Unreturned Liquidation Preference represented by the issued and outstanding Series A Preferred Shares. The Board shall take, and cause the Company’s officers to take, any and all necessary actions to effectuate such appointment(s), including, for the avoidance of doubt, expanding the size of the Board and providing all notices to Shareholders as may be required pursuant to any obligations of the Company under applicable Law. Preferred Shares Directors shall only be removed from office, with or without cause, by the affirmative vote or consent of the holders of at least 66.67% of the aggregate Unreturned Liquidation Preference represented by the issued and outstanding Series A Preferred Shares, upon delivery of notice thereof to the Chairman of the Board, if there be one, or to the Chief Executive Officer or the Secretary. No other Shareholder (or any other Person) shall have the power or authority to remove any Preferred Shares Director from office at any time or for any reason. For the avoidance of doubt, the Preferred Shares Directors, shall serve in addition to, and not in replacement of, the Directors who sit on the Board as of such date. Except as otherwise specified in this Share Designation, the Preferred Shares Directors have identical rights and authorities to each other Director on the Board, in such Director’s capacity as a board member and, in each case, as are specified in the LLC Agreement or otherwise determined in accordance therewith or by the Act.

(b) If, at any point following a Nonpayment Event the Unpaid Targeted Priority Return with respect to all Series A Preferred Shares shall have been reduced to zero (0) for four (4) consecutive Distribution Dates, then:

(i) the term of office of each Preferred Shares Director so elected shall terminate immediately;

(ii) the holders of Series A Preferred Shares shall no longer be entitled to appoint any Preferred Shares Directors pursuant to Section 10.3(a); and

(iii) such Preferred Shares Directors shall automatically be removed from the Board without replacement;

provided that, for the avoidance of doubt, any subsequent Nonpayment Event shall entitle the holders of Series A Preferred Shares to the rights set forth in Section 10.3(a), subject, in each case, to Section 10.3(b).

Section 11. Conversion. The Series A Preferred Shares are not convertible into or exchangeable for any other securities or property of the Company.

Section 12. Other Terms Applicable to Shares; No Other Rights. For the avoidance of doubt, the Series A Preferred Shares constitute Shares, and the holders of Series A Preferred Shares constitute Shareholders, for all purposes of the LLC Agreement and, to the extent not otherwise set forth in this Share Designation, all rights, restrictions and obligations with respect to Shares and Shareholders set forth in the LLC Agreement shall apply to the Series A Preferred Shares and the holders thereof. The Series A Preferred Shares shall not have any designations, preferences, rights, powers or duties except as set forth in the LLC Agreement or this Share Designation, or as otherwise required by applicable Law.

Section 13. Miscellaneous.

13.1 Tax Treatment. If and to the extent one or more additional Shareholders have been admitted to the Company as Shareholders, pursuant to the terms of the LLC Agreement in connection with the sale of the Series A Preferred Shares, the Company shall, automatically upon the admittance of one or more additional Shareholders, be treated as a partnership for U.S. federal income tax purposes, and the Shareholders and the Company shall make any and all necessary elections and filings for the Company to be treated as a partnership for U.S. federal income tax purposes (as well as for any analogous state or local tax purposes).

13.2 Amendments; Successors and Assigns.

(a) Any and all amendments to this Share Designation shall require the prior approval of, and may be proposed only by, the Board. Any such amendment that would require the approval of Shareholders pursuant to Article IX of the LLC Agreement shall require the affirmative vote or consent of the holders of at least 66.67% of the aggregate Unreturned Liquidation Preference represented by the issued and outstanding Series A Preferred Shares. For the avoidance of doubt, the Board, without the approval of any Preferred Shares Shareholder, may amend any provision of this Share Designation, and execute, swear to, acknowledge, deliver, file and record any documents that may be required in connection therewith, to reflect any matter set forth in Section 9.2 of the LLC Agreement, to the extent that any such matter relates to the Series A Preferred Shares or the terms of this Share Designation.

(b) This Share Designation shall inure to the benefit of and be binding upon the holders of the Series A Preferred Shares and their respective successors, assigns, representatives, executors, beneficiaries, administrators, heirs, and agents.

13.3 Inconsistencies. To the extent that any provision of this Share Designation conflicts with or is inconsistent with the LLC Agreement, this Share Designation shall control and this Share Designation shall be deemed, for all purposes, to amend, supplement and modify the LLC Agreement in accordance with the terms hereof.

13.4 Severability. If any provision of this Share Designation is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; provided, however, that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Shareholders regarding this Share Designation. Otherwise, any invalid or unenforceable provision shall be replaced by the Shareholders with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

13.5 Governing Law; Disputes. This Shares Designation shall be governed by and construed in accordance with the laws of the State of Delaware without regard to conflict of law principles. All Disputes shall be subject to Section 12.10 of the LLC Agreement.

IN WITNESS WHEREOF, the undersigned, has executed this Share Designation as of the date first written above.

GLOBAL INDEMNITY GROUP, LLC

By:	/s/ Thomas M. McGeehan
Name: Thomas M. McGeehan Title: Chief Financial Officer